                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D
                                (Rule 13d-101)

                INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                   PURSUANT TO RULE 13D-1(A) AND AMENDMENTS
                   THERETO FILED PURSUANT TO RULE 13D-2(A)

                              (AMENDMENT NO. 5)


                           WOMEN.COM NETWORKS, INC.
                               (Name of Issuer)


                                 COMMON STOCK
                        (Title of Class of Securities)

                                  978149102
                                (CUSIP Number)


                             JODIE W. KING, ESQ.
                            THE HEARST CORPORATION
                              959 EIGHTH AVENUE
                           NEW YORK, NEW YORK 10019
                                (212) 649-2025

                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                                   COPY TO:

                            STEVEN A. HOBBS, ESQ.
                      CLIFFORD CHANCE ROGERS & WELLS LLP
                               200 PARK AVENUE
                              NEW YORK, NY 10166
                                (212) 878-8000




           (Date of event which requires filing of this statement)



[ ]   Check box if the filing person has previously filed a statement on
      Schedule 13G to report the acquisition which is the subject of this
      Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g).

                        (Continued on following pages)

---------------------------                                           -----------------
CUSIP No. 978149102                            13D                         Page 2
                                                                               ---

=======================================================================================
   1.     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

          HEARST COMMUNICATIONS, INC.
---------------------------------------------------------------------------------------
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                (a)[ ]
                                                                                (b)[ ]
---------------------------------------------------------------------------------------
   3.     SEC USE ONLY


---------------------------------------------------------------------------------------
   4.     SOURCES OF FUNDS


---------------------------------------------------------------------------------------
   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
          2(d) OR 2(e)
                                                                                   [ ]
---------------------------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
---------------------------------------------------------------------------------------
                      7.  SOLE VOTING POWER
     NUMBER OF

       UNITS

    BENEFICIALLY

      OWNED BY

        EACH

     REPORTING

    PERSON WITH
                     ------------------------------------------------------------------
                      8.  SHARED VOTING POWER

                          21,576,447
                     ------------------------------------------------------------------
                      9.  SOLE DISPOSITIVE POWER


                     ------------------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER

                          21,576,447
---------------------------------------------------------------------------------------
   11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          21,576,447
---------------------------------------------------------------------------------------
   12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES
                                                                                   [X]
---------------------------------------------------------------------------------------
   13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          45.7%
---------------------------------------------------------------------------------------
   14.    TYPE OF REPORTING PERSON
          CO
=======================================================================================

---------------------------                                           -----------------
CUSIP No. 978149102                            13D                            Page 3
                                                                                  ---
=======================================================================================
   1.     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

          HEARST MAGAZINES PROPERTY, INC.
---------------------------------------------------------------------------------------
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                (a)[ ]
                                                                                (b)[ ]
---------------------------------------------------------------------------------------
   3.     SEC USE ONLY


---------------------------------------------------------------------------------------
   4.     SOURCES OF FUNDS


---------------------------------------------------------------------------------------
   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
                                                                                   [ ]

---------------------------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION

          NEVADA
---------------------------------------------------------------------------------------
                      7.  SOLE VOTING POWER
     NUMBER OF

       UNITS

    BENEFICIALLY

      OWNED BY

        EACH

     REPORTING

    PERSON WITH
                     ------------------------------------------------------------------
                      8.  SHARED VOTING POWER

                          21,576,447
                     ------------------------------------------------------------------
                      9.  SOLE DISPOSITIVE POWER


                     ------------------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER

                          21,576,447
---------------------------------------------------------------------------------------
   11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          21,576,447
---------------------------------------------------------------------------------------
   12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                   [X]
---------------------------------------------------------------------------------------
   13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          45.7%
---------------------------------------------------------------------------------------
   14.    TYPE OF REPORTING PERSON
          CO
=======================================================================================

---------------------------                                           -----------------
CUSIP No. 978149102                            13D                            Page 4
                                                                                  ---
=======================================================================================
   1.     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

          COMMUNICATIONS DATA SERVICES, INC.
---------------------------------------------------------------------------------------
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                (a)[ ]
                                                                                (b)[ ]
---------------------------------------------------------------------------------------
   3.     SEC USE ONLY


---------------------------------------------------------------------------------------
   4.     SOURCES OF FUNDS


---------------------------------------------------------------------------------------
   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
                                                                                   [ ]

---------------------------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION

          IOWA
---------------------------------------------------------------------------------------
                      7.  SOLE VOTING POWER
     NUMBER OF

       UNITS

    BENEFICIALLY

      OWNED BY

        EACH

     REPORTING

    PERSON WITH
                     ------------------------------------------------------------------
                      8.  SHARED VOTING POWER

                          21,576,447
                     ------------------------------------------------------------------
                      9.  SOLE DISPOSITIVE POWER


                     ------------------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER

                          21,576,447
---------------------------------------------------------------------------------------
   11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          21,576,447
---------------------------------------------------------------------------------------
   12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                   [X]
---------------------------------------------------------------------------------------
   13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          45.7%
---------------------------------------------------------------------------------------
   14.    TYPE OF REPORTING PERSON
          CO
=======================================================================================

---------------------------                                           -----------------
CUSIP No. 978149102                            13D                            Page 5
                                                                                  ---
=======================================================================================
   1.     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

          HEARST HOLDINGS, INC.
---------------------------------------------------------------------------------------
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                (a)[ ]
                                                                                (b)[ ]
---------------------------------------------------------------------------------------
   3.     SEC USE ONLY


---------------------------------------------------------------------------------------
   4.     SOURCES OF FUNDS


---------------------------------------------------------------------------------------
   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
                                                                                   [ ]

---------------------------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
---------------------------------------------------------------------------------------
                      7.  SOLE VOTING POWER
     NUMBER OF

       UNITS

    BENEFICIALLY

      OWNED BY

        EACH

     REPORTING

    PERSON WITH
                     ------------------------------------------------------------------
                      8.  SHARED VOTING POWER

                          21,576,447
                     ------------------------------------------------------------------
                      9.  SOLE DISPOSITIVE POWER


                     ------------------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER

                          21,576,447
---------------------------------------------------------------------------------------
   11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          21,576,447
---------------------------------------------------------------------------------------
   12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                   [X]
---------------------------------------------------------------------------------------
   13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          45.7%
---------------------------------------------------------------------------------------
   14.    TYPE OF REPORTING PERSON
          CO
=======================================================================================

---------------------------                                           -----------------
CUSIP No. 978149102                            13D                            Page 6
                                                                                  ---
=======================================================================================
   1.     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

          THE HEARST CORPORATION
---------------------------------------------------------------------------------------
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                (a)[ ]
                                                                                (b)[ ]
---------------------------------------------------------------------------------------
   3.     SEC USE ONLY


---------------------------------------------------------------------------------------
   4.     SOURCES OF FUNDS


---------------------------------------------------------------------------------------
   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
                                                                                   [ ]

---------------------------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
---------------------------------------------------------------------------------------
                      7.  SOLE VOTING POWER
     NUMBER OF

       UNITS

    BENEFICIALLY

      OWNED BY

        EACH

     REPORTING

    PERSON WITH
                     ------------------------------------------------------------------
                      8.  SHARED VOTING POWER

                          21,576,447
                     ------------------------------------------------------------------
                      9.  SOLE DISPOSITIVE POWER


                     ------------------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER

                          21,576,447
---------------------------------------------------------------------------------------
   11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          21,576,447
---------------------------------------------------------------------------------------
   12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                   [X]
---------------------------------------------------------------------------------------
   13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          45.7%
---------------------------------------------------------------------------------------
   14.    TYPE OF REPORTING PERSON
          CO
=======================================================================================

---------------------------                                           -----------------
CUSIP No. 978149102                            13D                            Page 7
                                                                                  ---
=======================================================================================
   1.     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

          THE HEARST FAMILY TRUST
---------------------------------------------------------------------------------------
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                (a)[ ]
                                                                                (b)[ ]
---------------------------------------------------------------------------------------
   3.     SEC USE ONLY


---------------------------------------------------------------------------------------
   4.     SOURCES OF FUNDS


---------------------------------------------------------------------------------------
   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
                                                                                   [ ]

---------------------------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION

          CALIFORNIA
---------------------------------------------------------------------------------------
                      7.  SOLE VOTING POWER
     NUMBER OF

       UNITS

    BENEFICIALLY

      OWNED BY

        EACH

     REPORTING

    PERSON WITH
                     ------------------------------------------------------------------
                      8.  SHARED VOTING POWER

                          21,576,447
                     ------------------------------------------------------------------
                      9.  SOLE DISPOSITIVE POWER


                     ------------------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER

                          21,576,447
---------------------------------------------------------------------------------------
   11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          21,576,447
---------------------------------------------------------------------------------------
   12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                   [X]
---------------------------------------------------------------------------------------
   13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          45.7%
---------------------------------------------------------------------------------------
   14.    TYPE OF REPORTING PERSON
          OO (testamentary trust)
=======================================================================================

                                SCHEDULE 13D/A

ITEM 1         SECURITY AND ISSUER

        This Amendment No. 5, which relates to the shares of common stock, $.001 par value per share (the "Common Stock"), of Women.com Networks, Inc., a Delaware corporation (the "Issuer"), supplements and amends the Statement on
Schedule 13D originally filed with the Securities and Exchange Commission on November 1, 1999 (the "Statement"), as amended by Amendment No. 1 filed on April 11, 2000, Amendment No. 2 filed on June 30, 2000, Amendment No. 3 filed on November 1, 2000, and Amendment No. 4 filed on February 7, 2001. The Issuer's principal executive offices are located at 1820 Gateway Drive, Suite 100, San Mateo, California 94404.

ITEM 2         IDENTITY AND BACKGROUND

        (a) - (c) This Amendment No. 5 is being filed jointly by Hearst Communications, Inc., a Delaware corporation ("Hearst Communications"), Hearst Magazines Property, Inc., a Nevada corporation ("Hearst Magazines"), Communications Data Services, Inc., an Iowa corporation ("CDS"), Hearst Holdings, Inc., a Delaware corporation ("Hearst Holdings"), The Hearst Corporation, a Delaware corporation ("Hearst") and The Hearst Family Trust, a testamentary trust (the "Trust" and together with Hearst Communications, Hearst Magazines, CDS, Hearst Holdings and Hearst, the "Reporting Persons").

        Hearst, together with its various subsidiaries, is one of the world's largest diversified communications companies, with interests in newspaper, magazine, television and radio broadcasting, cable network programming, newspaper features distribution, television production and distribution, and new media activities. All of Hearst's issued and outstanding common stock is owned by the Trust. The location of Hearst's principal offices is 959 Eighth Avenue, New York, New York 10019. The location of the Office of the Trust is 888 Seventh Avenue, New York, New York 10106.

        Hearst Holdings is a Delaware corporation and a wholly-owned subsidiary of Hearst. The principal executive offices of Hearst Holdings are located at 959 Eighth Avenue, New York, New York 10019.

        CDS is an Iowa corporation and a wholly-owned subsidiary of Hearst Holdings. The principal executive offices of CDS are located at 1901 Bell Avenue, Des Moines, Iowa 50315.

        Hearst Magazines is a Nevada corporation and a wholly-owned subsidiary of CDS. The principal executive offices of Hearst Magazines are located at 2 Sound View Drive, Greenwich, Connecticut 06830.

        Hearst Communications is a Delaware corporation and a subsidiary of Hearst Magazines and Hearst Holdings. The principal executive offices of Hearst Communications are located at 959 Eighth Avenue, New York, NY 10019.

        Schedule I hereto sets forth the name, business address, present principal occupation or employment of each of the directors and executive officers of Hearst, Hearst Holdings, CDS, Hearst Magazines, Hearst Communications and the Trustees of the Trust and the name, principal business and address of any corporation or other organization in which such employment is conducted.

        (d) - (e) During the last five years, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule I hereto: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) Schedule I hereto sets forth the citizenship of each of the directors and executive officers of Hearst, Hearst Holdings, CDS, Hearst Magazines, Hearst Communications and the Trustees of the Trust.

ITEM 4         PURPOSE OF THE TRANSACTION

        On February 5, 2001, Issuer entered into an Agreement and Plan of Merger (the "Agreement and Plan of Merger"), with iVillage Inc. ("iVillage"), and Stanhope Acquisition Sub, LLC ("Stan"), pursuant to which iVillage will acquire all outstanding shares of Common Stock of Issuer. On February 22, 2001, the Issuer, iVillage and Stan entered into an Amendment No. 1 to the Agreement and Plan of Merger, attached hereto as Exhibit 99.1. In connection with the transactions contemplated by the Agreement and Plan of Merger, as amended, Hearst Communications entered into a Stockholder Voting Agreement (the "Voting Agreement"), dated February 5, 2001, with iVillage. Pursuant to the Voting Agreement, Hearst Communications covenants and agrees to vote all shares of Issuer held of record or beneficially by Hearst Communications: (i) in favor of the approval and adoption of the Agreement and Plan of Merger and the consummation of the transactions contemplated thereby; and (ii) against any action or agreement that would result in a breach in any material respect of Issuer under the Agreement and Plan of Merger, and except as otherwise agreed to in advance by iVillage, against: (a) any extraordinary corporate transaction involving Issuer, such as a merger, consolidation or other business combination involving Issuer or any of its subsidiaries; (b) a sale, lease or transfer of a material amount of assets of Issuer or any of its subsidiaries or a reorganization, recapitalization, dissolution or liquidation of Issuer or any its subsidiaries; (c) any change in the board of directors of Issuer; (d) any amendment of Issuer's certificate of incorporation; or (e) any other action which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or materially and adversely affect the transactions contemplated by the Agreement and Plan of Merger.

        Pursuant to the Voting Agreement Hearst Communications irrevocably appoints iVillage, during the term of the Voting Agreement, as proxy, with full power of substitution, for Hearst Communications to vote (or refrain from voting) with respect to the matters specified above, all of Issuer's shares of Common Stock held of record or beneficially by Hearst Communications for Hearst Communications and in Hearst Communication's name, place and stead, at any annual, special or other meeting or action of the stockholders of Issuer.

        In connection with the transactions contemplated by the Agreement and Plan of Merger, as amended, Hearst Communications also entered into an Amended and Restated Securities Purchase Agreement (the "Amended Securities Purchase Agreement"), dated February 22, 2001, with iVillage attached hereto as Exhibit
99.2. Pursuant to the Amended Securities Purchase Agreement iVillage agreed to sell and issue to Hearst Communications, and Hearst Communications agreed to purchase 9,324,000 shares of common stock of iVillage and a warrant exercisable for up to 2,100,000 additional shares of common stock of iVillage for an aggregate purchase price of $20,000,000 at the closing of the merger of Issuer and iVillage. Under certain circumstances, Hearst Communications may be required to acquire and may elect to acquire additional shares of iVillage common stock in the event the Issuer's cash or working capital does not meet certain specified minimum levels set forth in the Agreement and Plan of Merger, as amended. In addition, in the event that appraisal rights are demanded, exercised or perfected by any stockholder of the Issuer in connection with the merger, and the shares of the Issuer's common stock associated with such appraisal rights exceed two percent (2%) of the shares of the Issuer's common stock outstanding as of the record date of the special stockholder meeting of the Issuer called for the purpose of approving the merger (such shares in excess of two percent (2%), the "Additional Purchase Shares"), Hearst Communications shall purchase from iVillage, upon iVillage's request, at a per share purchase price of $1.875, that number of whole shares of iVillage common stock equal to the Additional Purchase Shares multiplied by 0.322.

ITEM 5         INTEREST IN SECURITIES OF THE ISSUER

        (a) - (b)    As of February 5, 2001, the Reporting Persons own
21,576,447 shares of Common Stock of the Issuer (the "Securities"). Hearst Communications is the direct, beneficial owner of the Securities. Pursuant to the definition of "beneficial owner" set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, each of Hearst Magazines, CDS, Hearst Holdings, Hearst and the Trust may be deemed to beneficially own the Securities. Hearst Magazines has the power to direct the voting and disposition of the Securities as the controlling shareholder of Hearst Communications. CDS has the power to direct the voting and disposition of the Securities as the sole shareholder of Hearst Magazines. Hearst Holdings has the power to direct the voting and disposition of the Securities as the sole stockholder of CDS. The Trust and Hearst have the power to direct the voting and disposition of the Securities as the direct or indirect sole stockholders of Hearst and Hearst Holdings, respectively. Accordingly, for purposes of this
Statement: (i) Hearst Communications is reporting that it shares the power to direct the voting and disposition of the total of 21,576,447 shares of Common Stock beneficially owned by it and (ii) Hearst Magazines, CDS, Hearst Holdings, Hearst and the Trust are reporting that they share the power to direct the voting and disposition of the 21,576,447 shares of Common Stock beneficially owned by Hearst Communications, representing approximately 45.7% of the as adjusted shares of Common Stock outstanding.

        As previously reported in Amendment No. 4 to this Statement, in August 2000, Lifetime Entertainment Services entered into an agreement with the Issuer pursuant to which the Issuer agreed to purchase advertising and promotion of the Issuer on Lifetime's television network. Lifetime concurrently entered into a separate agreement with the Issuer pursuant to which Lifetime agreed to purchase 2,250,204 shares of the Issuer's Common Stock for an aggregate purchase price of $8.6 million. The agreement originally provided that Lifetime would purchase the shares on January 1, 2000; however, Hearst has been advised by Lifetime that Lifetime and the Issuer have mutually agreed to postpone their respective obligations under the advertising and share purchase agreements. Hearst indirectly owns a 50% interest in Lifetime. A company that is unaffiliated with Hearst owns the remaining 50% interest in Lifetime. Hearst disclaims beneficial ownership of any shares of Common Stock that may be acquired by Lifetime, except to the extent of Hearst's pecuniary interest in the shares.


        (c)    Not applicable.

        (d) To the best knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities.

        (e)    Not applicable.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER


        Other than the Agreement and Plan of Merger, as amended, and the Voting Agreement described in Item 4 above, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

                                  SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2001


                                            HEARST COMMUNICATIONS, INC.



                                            By: /s/ James M. Asher
                                               ---------------------------------
                                               Name: James M. Asher
                                               Title: Senior Vice President

                                  SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 28, 2001


                                            HEARST MAGAZINES PROPERTY, INC.



                                            By: /s/ James M. Asher
                                               ---------------------------------
                                               Name: James M. Asher
                                               Title: Vice President

                                  SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 28, 2001


                                            COMMUNICATIONS DATA SERVICES, INC.



                                            By: /s/ James M. Asher
                                               ---------------------------------
                                               Name: James M. Asher
                                               Title: Vice President

                                  SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 28, 2001


                                            HEARST HOLDINGS, INC.



                                            By: /s/ James M. Asher
                                               ---------------------------------
                                               Name: James M. Asher
                                               Title: Senior Vice President

                                  SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2001


                                            THE HEARST CORPORATION



                                            By: /s/ James M. Asher
                                               ---------------------------------
                                               Name: James M. Asher
                                               Title: Senior Vice President

                                  SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 28, 2001


                                            THE HEARST FAMILY TRUST



                                            By: Mark F. Miller
                                               -------------------------
                                               Name: Mark F. Miller
                                               Title: Trustee

                                  SCHEDULE I


        Set forth below is the name and the present principal occupation or employment of each director and executive officer of Hearst Communications, Hearst Magazines, CDS, Hearst Holdings and Hearst. Trustees of the Trust are identified by an asterisk. Unless otherwise indicated, each person identified below is employed by Hearst Communications, an indirect, wholly-owned subsidiary of Hearst, and may perform services for Hearst or one of its other wholly-owned subsidiaries. The principal business address of Hearst, Hearst Communications and Hearst Holdings, and unless otherwise indicated, each person identified below, is 959 Eighth Avenue, New York, New York 10019. The address of the Office of the Trust is 888 Seventh Avenue, New York, New York 10106. The principal executive offices of CDS are located at 1901 Bell Avenue, Des Moines, Iowa 50315. The principal executive offices of Hearst Magazines are located at 2 Sound View Drive, Greenwich, Connecticut 06830. Unless otherwise indicated, all persons identified below are United States citizens.



NAME                                     PRESENT OFFICE/PRINCIPAL
----                                     OCCUPATION OR EMPLOYMENT
                                         ------------------------

Hearst Communications
---------------------
George R. Hearst, Jr.*                   Chairman of the Board, Chairman of Executive Committee,
                                         Director

Frank A. Bennack, Jr.*                   President, Chief Executive Officer, Director


Victor F. Ganzi*                         Executive Vice President, Chief Operating Officer,
                                         Director

James M. Asher                           Senior Vice President, Chief Legal and Development Officer


David J. Barrett (1)                     Director; President and Chief Executive Officer:
                                         Hearst-Argyle Television, Inc.

Cathleen P. Black                        Senior Vice President, President: Hearst Magazines Division,
                                         Director

Millicent H. Boudjakdji*                 Director

John G. Conomikes*                       Senior Vice President, Director

Richard E. Deems* (2)                    Director

                                         Senior Vice President, Chief Financial Officer, Treasurer
Ronald J. Doerfler


George J. Green                          Vice President, President: Hearst Magazines International
                                         Division

Austin Hearst (3)                        Director; Vice President: Hearst Entertainment Distribution
                                         Division, Hearst Entertainment, Inc.

John R. Hearst, Jr.*                     Director

William R. Hearst, III* (4)              Director; Partner: Kleiner, Perkins, Caufield & Byers

Thomas J. Hughes                         Vice President, Controller


George B. Irish                          Senior Vice President, President: Hearst Newspapers Division,
                                         Director

Raymond E. Joslin                        Senior Vice President, President: Hearst Entertainment
                                         and Syndication Group Administrative Division, Director

Jodie W. King                            Vice President, Secretary

Harvey L. Lipton* (2)                    Director

Richard P. Malloch                       Vice President, President: Hearst Business Media Group
                                         Administrative Division

Terence G. Mansfield (5)(6)              Director, Vice President; Managing Director: The
                                         National Magazine Co., Ltd.

Gilbert C. Maurer* (2)                   Director

Mark F. Miller*                          Vice President; Executive Vice President: Hearst
                                         Magazines Division, Director

Bruce L. Paisner (3)                     Vice President, Executive Vice President: Hearst
                                         Entertainment and Syndication Group Administrative Division

Raymond J. Petersen*                     Director, Executive Vice President: Hearst Magazines
                                         Division

Virginia Hearst Randt*                   Director

Debra Shriver                            Vice President

Alfred C. Sikes                          Vice President, President: Hearst Interactive Media
                                         Division

Jonathan E. Thackeray                    Vice President


Hearst Magazines
----------------

Frank A. Bennack, Jr.*                   Director

Victor F. Ganzi*                         Director

George J. Green                          President, Treasurer; President: Hearst Magazines
                                         International Division, Hearst Communications, Inc.

James M. Asher                           Vice President

Ronald J. Doerfler                       Vice President

Jodie W. King                            Vice President, Secretary

Jonathan E. Thackeray                    Vice President

John A. Rohan, Jr.                       Vice President


CDS
---

Donald F. Ross                           Chairman of the Board, Director

Scott Weis                               President

James M. Asher                           Vice President

Kenneth J. Barloon                       Vice President, Controller, Chief Financial Officer

Cathleen P. Black                        Director; President: Hearst Magazines Division, Hearst
                                         Communications, Inc.

Ronald J. Doerfler                       Vice President

Chris Holt                               Vice President

Thomas J. Hughes                         Vice President

Jodie W. King                            Vice President, Secretary

Dennis Luther                            Vice President

Paul McCarthy                            Vice President

Mark F. Miller*                          Director, Vice President; Executive Vice President:
                                         Hearst Magazines Division, Hearst Communications, Inc.

Tim Plimmer                              Vice President

Lynn Reinicke                            Vice President

John A. Rohan, Jr.                       Director, Treasurer


Hearst Holdings
---------------


George R. Hearst, Jr.*                   Chairman of the Board, Chairman of Executive Committee,
                                         Director

Frank A. Bennack, Jr.*                   President, Chief Executive Officer, Director


Victor F. Ganzi*                         Executive Vice President, Chief Operating Officer,
                                         Director

James M. Asher                           Senior Vice President, Chief Legal and Development
                                         Officer

David J. Barrett (1)                     Director; President and Chief Executive Officer:
                                         Hearst-Argyle Television, Inc.

Cathleen P. Black                        Senior Vice President, Director; President: Hearst
                                         Magazines Division, Hearst Communications, Inc.

Millicent H. Boudjakdji*                 Director

John G. Conomikes*                       Senior Vice President, Director

Richard E. Deems* (2)                    Director

Ronald J. Doerfler                       Senior Vice President, Chief Financial Officer,
                                         Treasurer

George J. Green                          Vice President; President: Hearst Magazines
                                         International Division, Hearst Communications, Inc.

Austin Hearst (3)                        Director; Vice President: Hearst Entertainment
                                         Distribution Division, Hearst Entertainment, Inc.

John R. Hearst, Jr.*                     Director

William R. Hearst, III* (4)              Director; Partner: Kleiner, Perkins, Caufield & Byers

Thomas J. Hughes                         Vice President

George B. Irish                          Senior Vice President, Director; President: Hearst
                                         Newspapers Division, Hearst Communications, Inc.

Raymond E. Joslin                        Senior Vice President, Director; President: Hearst
                                         Entertainment and Syndication Group Administrative
                                         Division, Hearst Communications, Inc.

Jodie W. King                            Vice President, Secretary

Harvey L. Lipton* (2)                    Director

Richard P. Malloch                       Vice President; President: Hearst Business Media Group
                                         Administrative Division, Hearst Communications, Inc.

Terence G. Mansfield (5)(6)              Director, Vice President; Managing Director: The
                                         National Magazine Co., Ltd.

Gilbert C. Maurer* (2)                   Director


Mark F. Miller*                          Director, Vice President; Executive Vice President:
                                         Hearst Magazines Division, Hearst Communications, Inc.

Bruce L. Paisner (3)                     Vice President; Executive Vice President: Hearst
                                         Entertainment and Syndication Group Administrative
                                         Division, Hearst Communications, Inc.

Raymond J. Petersen*                     Director; Executive Vice President: Hearst Magazines
                                         Division, Hearst Communications, Inc.

Virginia Hearst Randt*                   Director

Debra Shriver                            Vice President

Alfred C. Sikes                          Vice President; President: Hearst Interactive Media
                                         Division, Hearst Communications, Inc.

Jonathan E. Thackeray                    Vice President


Hearst
------


George R. Hearst, Jr.*                   Chairman of the Board, Chairman of Executive Committee,
                                         Director

Frank A. Bennack, Jr.*                   President, Chief Executive Officer, Director

Victor F. Ganzi*                         Executive Vice President, Chief Operating Officer,
                                         Director

James M. Asher                           Senior Vice President, Chief Legal and Development
                                         Officer

David J. Barrett (1)                     Director; President and Chief Executive Officer:
                                         Hearst-Argyle Television, Inc.

Cathleen P. Black                        Senior Vice President, Director; President: Hearst
                                         Magazines Division, Hearst Communications, Inc.

Millicent H. Boudjakdji*                 Director

John G. Conomikes*                       Senior Vice President, Director

Richard E. Deems* (2)                    Director

Ronald J. Doerfler                       Senior Vice President, Chief Financial Officer,
                                         Treasurer

George J. Green                          Vice President; President: Hearst Magazines
                                         International Division, Hearst Communications, Inc.

Austin Hearst (3)                        Director; Vice President: Hearst Entertainment
                                         Distribution Division, Hearst Entertainment, Inc.

John R. Hearst, Jr.*                     Director

William R. Hearst, III* (4)              Director; Partner: Kleiner, Perkins, Caufield & Byers

Thomas J. Hughes                         Vice President

George B. Irish                          Senior Vice President, Director; President: Hearst
                                         Newspapers Division, Hearst Communications, Inc.

Raymond E. Joslin                        Senior Vice President, Director; President: Hearst
                                         Entertainment and Syndication Group Administrative
                                         Division, Hearst Communications, Inc.

Jodie W. King                            Vice President, Secretary

Harvey L. Lipton* (2)                    Director

Richard P. Malloch                       Vice President; President: Hearst Business Media Group
                                         Administrative Division, Hearst Communications, Inc.

Terence G. Mansfield (5)(6)              Director, Vice President; Managing Director: The
                                         National Magazine Co., Ltd.

Gilbert C. Maurer* (2)                   Director

Mark F. Miller*                          Director, Vice President; Executive Vice President:
                                         Hearst Magazines Division, Hearst Communications, Inc.

Bruce L. Paisner (3)                     Vice President; Executive Vice President: Hearst
                                         Entertainment and Syndication Group Administrative
                                         Division, Hearst Communications, Inc.

Raymond J. Petersen*                     Director; Executive Vice President: Hearst Magazines
                                         Division, Hearst Communications, Inc.

Virginia Hearst Randt*                   Director

Debra Shriver                            Vice President

Alfred C. Sikes                          Vice President; President: Hearst Interactive Media
                                         Division, Hearst Communications, Inc.

Jonathan E. Thackeray                    Vice President


----------------------------------
(1)     888 Seventh Avenue
        New York, NY 10106

(2)     Self-employed, non-employed or retired

(3)     235 E. 45th Street
        New York, NY 10017

(4)     2750 Sand Hill Road
        Menlo Park, CA 94025

(5)     U.K. Citizen

(6)     National Magazine House
        72 Broadwick Street
        London, England W1 2BP